FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                      of the Securities Exchange Act of
                                     1934


                                 June 26, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F    X               Form 40-F
                     -----                       -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes                          No    X
               -----                       -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                                Total Pages: 3

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24 June 2002




The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP




Dear Sirs,

Dealing by Director in Ordinary shares of Smith & Nephew plc

We have been informed today that Dudley Eustace, a director of Smith & Nephew plc, has acquired 480 Ordinary shares of the Company at 400 pence each on 20 May 2002, through the re-investment of the final dividend paid on 17 May 2002. Mr. Eustace now has a beneficial interest in 49,446 Ordinary shares being 0.0054% of the issued share capital of the Company.

Yours faithfully,





P.R. Chambers
Company Secretary

25 June 2002



The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by FMR Corp and Fidelity International Limited that they have a notifiable interest in 74,082,633 ordinary shares of 12 2/9p each in the Company representing 7.99% of the issued share capital of the Company, as at 21 June 2002.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary